UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

STAR GAS PARTNERS, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

85512C105

(CUSIP Number)

Kestrel Energy Partners, LLC

2 Count Rumford Lane

Huntington, New York 11743

(631) 421-2711

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

1700 Pacific Avenue, Suite 3300

Dallas, Texas 75201

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 85512C105

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

KESTREL HEAT, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only

(4)	Source of Funds (See Instructions)

OO – Contribution from Sole Member
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

N/A
(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power

500,000 (1)
(8) Shared Voting Power

0
(9) Sole Dispositive Power

500,000 (1)
(10) Shared Dispositive Power

0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

500,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(13)	Percent of Class Represented by Amount in Row (11)

0.66% (2)
(14)	Type of Reporting Person (See Instructions)

OO

(1)	As exercised through its sole member, Kestrel Energy Partners, LLC, a Delaware limited liability company.
(2)	Based on 75,774,336 Common Units issued and outstanding as of April 28, 2006, and assuming the closing of the transactions contemplated by the Purchase Agreement has occurred.

CUSIP NO. 85512C105

(15)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

KM2, LLC
(16)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(17)	SEC Use Only

(18)	Source of Funds (See Instructions)

OO – Contribution from Sole Member
(19)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

N/A
(20)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(21) Sole Voting Power

12,303,128
(22) Shared Voting Power

0
(23) Sole Dispositive Power

12,303,128
(24) Shared Dispositive Power

0

(25)	Aggregate Amount Beneficially Owned by Each Reporting Person

12,303,128(1)
(26)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(27)	Percent of Class Represented by Amount in Row (11)

16.24% (2)
(28)	Type of Reporting Person (See Instructions)

OO

(1)	As exercised through its sole member, Kestrel Energy Partners, LLC, a Delaware limited liability company.
(2)	Based on 75,774,336 Common Units issued and outstanding as of April 28, 2006, and assuming the closing of the transactions contemplated by the Purchase Agreement has occurred.

CUSIP NO. 85512C105

(29)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

KESTREL ENERGY PARTNERS, LLC
(30)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(31)	SEC Use Only

(32)	Source of Funds (See Instructions)

Not Applicable
(33)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

N/A
(34)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(35) Sole Voting Power

0
(36) Shared Voting Power

12,803,128
(37) Sole Dispositive Power

0
(38) Shared Dispositive Power

12,803,128

(39)	Aggregate Amount Beneficially Owned by Each Reporting Person

12,803,128(1)
(40)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

(41)	Percent of Class Represented by Amount in Row (11)

16.90% (2)
(42)	Type of Reporting Person (See Instructions)

OO

(1)	Kestrel Energy Partners, LLC is the sole member of KM2, LLC, which owns 12,303,128 common units. Kestrel Energy Partners, LLC is also the sole member of Kestrel Heat, LLC, which is the sole general partner of Star Gas Partners, L.P. and owns 500,000 common units.
(2)	Based on 75,774,336 common units issued and outstanding as of April 28, 2006, and assuming the closing of the transactions contemplated by the Purchase Agreement has occurred.

Item 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common units (the “Common Units”) of Star Gas Partners, L.P., a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at 2187 Atlantic Street, Stamford, CT 06902.

Item 2. IDENTITY AND BACKGROUND.

This statement is filed by Kestrel Heat, LLC, a Delaware limited liability company (“Kestrel Heat”), KM2, LLC, a Delaware limited liability company (“M2”), and Kestrel Energy Partners, LLC, a Delaware limited liability company (“Kestrel” and, together with Kestrel Heat and M2, the “Kestrel Reporting Persons”).

The principal business of Kestrel Heat is serving as general partner of the Partnership. The principal business address and office of Kestrel Heat is 2187 Atlantic Street, Stamford, Connecticut 06902.

The principal business of M2 is the acquisition, holding, selling, trading, exchanging and otherwise investing in Common Units of the Partnership, without regard to whether such securities are publicly traded, readily marketable or restricted as to transfer or sale. The principal business address and office of M2 is 2 Count Rumford Lane, Huntington, New York 11743.

Kestrel is the sole member of Kestrel Heat and the sole member of M2. The principal office and business address of Kestrel is 2 Count Rumford Lane, Huntington, New York 11713.

Information regarding the executive officers, directors or other control persons of the Kestrel Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference. All such persons are citizens of the United States.

None of the Kestrel Reporting Persons or the persons identified on Schedule I hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Kestrel Reporting Persons or the persons identified on Schedule I have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Partnership, Kestrel, Kestrel Heat and M2 entered into a Unit Purchase Agreement dated as of December 5, 2005, as amended by Amendment No. 1 to Unit Purchase Agreement dated as of March 12, 2006 and Amendment No. 2 to Unit Purchase Agreement dated as of March 30, 2006, a copy of which is attached hereto as Exhibit 1, (the “Purchase Agreement”). Pursuant to the Purchase Agreement (a) Kestrel Heat purchased 500,000 Common Units at $2.50 per Common Unit, (b) M2 purchased 6,250,000 Common Units at $2.50 per Common Unit, and (c) Kestrel Heat, as the successor general partner to the Partnership, acquired 325,729 general partner units for no additional consideration for an aggregate purchase price of $16,875,000. In addition, M2 made a standby commitment (the “Standby Commitment”) to purchase all Common Units that are not subscribed for in a rights offering of an aggregate of 19,687,500 Common Units at $2.25 per unit (the “Rights Offering”). M2 purchased 5,972,523 Common Units not subscribed for in the Rights Offering pursuant to its Standby Commitment for an aggregate purchase price of $13,438,176.75.

The Kestrel Reporting Persons obtained the funds necessary to purchase the Common Units from capital contributions to Kestrel made by its members. On April 26, 2006, Paul A. Vermylen, Jr., one of Kestrel’s members, contributed to Kestrel 80,605 Common Units he owned in his own right (including 30,605 Common Units acquired in the Rights Offering) valued at the closing price of the Common Units on the New York Stock Exchange on such date in partial satisfaction of Mr. Vermylen’s cash capital contribution to Kestrel. Kestrel, in turn, contributed the 80,605 Common Units to M2. None of the Kestrel Reporting Persons intends to borrow any funds in connection with the purchase of the Common Units.

Item 4. PURPOSE OF TRANSACTION.

The Kestrel Reporting Persons consummated the transactions contemplated by the Purchase Agreement described herein in order to acquire an interest in the Partnership for investment purposes. The closing of the transactions contemplated by the Purchase Agreement occurred on April 28, 2006, upon satisfaction of all the conditions to closing, including (i) the withdrawal of Star Gas LLC as general partner of the Partnership and the election of Kestrel Heat as successor general partner of the Partnership, (ii) the adoption of the second amended and restated partnership agreement of the Partnership (which provides, inter alia, for the conversion of each Senior Subordinated Unit and each Junior Subordinated Unit into Common Units on a one-to-one basis), (iii) an agreement with the holders of at least 93% of the Partnership’s senior notes providing among other things that the noteholders commit to tender their senior notes at par in exchange for (a) a prorata portion of $60 million in cash (less amounts required to be paid upon a change in control, (b) a prorata portion of approximately $26.9 million in new common units at a price of $2 per unit, and (c) that the noteholders shall not take any action to accelerate the indebtedness due under the indenture for the senior notes, (iv) the approval by the Partnership’s senior lender of certain amendments to the Partnership’s credit facility, and (v) the closing of the Rights Offering, including the purchase by M2 of any unsubscribed Common Units pursuant to its Standby Commitment. The election of Kestrel Heat as successor general partner of the Partnership and the adoption of the second amended and restated partnership agreement of the Partnership, among other things, were approved by the requisite vote of its unitholders on April 6, 2006.

Effective as of April 28, 2006, Star Gas LLC withdrew as the general partner of the Partnership and Kestrel Heat became the general partner of the Partnership, in accordance with the terms of the Purchase Agreement. Kestrel Heat, as the successor general partner of the Partnership, oversees the activities of the Partnership. Unitholders do not directly or indirectly participate in the management or operation of the Partnership or elect the directors of the general partner. Under the governing documents of Kestrel Heat, the sole member of Kestrel Heat shall determine the number of directors constituting the board and shall elect the persons designated to become members of the board of directors. The sole member may remove any or all of the directors with or without cause. The sole member of Kestrel Heat is Kestrel.

The Kestrel Reporting Persons intend to review continuously their position in the Partnership. Depending upon further evaluations of the business prospects of the Partnership and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Kestrel Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so in privately negotiated transactions, open market purchases or otherwise. The Kestrel Reporting Persons also intend to actively participate in the management of the Partnership through representation on the board of directors of Kestrel Heat. In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

Except as set forth in this Item 4 (including the matters described in Item 6 in this Schedule 13D which are incorporated in this Item 4 by reference), the Kestrel Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended.

The summary set forth in this Item 4 of Schedule 13D of certain aspects of transactions reported in this Schedule 13D does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the various agreements and documents attached as exhibits to this Schedule 13D and incorporated herein by reference for all purposes.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of April 28, 2006, Kestrel beneficially owned 12,803,128 Common Units, representing 16.90% of the Partnership’s outstanding Common Units, M2 beneficially owned 12,303,128 Common Units, representing 16.24% of the Partnership’s outstanding Common Units and Kestrel Heat beneficially owned 500,000 Common Units representing 0.66% of the Partnership’s outstanding Common Units. All calculations made herein are made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended, and based on 75,774,336 Common Units issued and outstanding as of April 28, 2006, and assuming the closing of the transactions contemplated by the Purchase Agreement has occurred.

(b) Kestrel Heat has the sole power to vote or direct the vote or dispose or direct the disposition of 500,000 Common Units. M2 has the sole power to vote or direct the vote or dispose or direct the disposition of 6,250,000 Common Units, together with 5,972,523 Common Units acquired in connection with the Standby Commitment and 80,605 Common Units originally contributed by Paul A. Vermylen, Jr. to Kestrel. Kestrel, as the sole member of both Kestrel Heat and M2, has shared voting power and shared disposition power with respect to the Common Units owned by Kestrel Heat and M2.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Kestrel Reporting Persons has effected any transaction in the Common Units during the past 60 days.

(d) No person other than the Kestrel Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units reported on this Schedule 13D.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Upon the terms and conditions set forth in the Purchase Agreement and the Contribution Agreement dated as of April 26, 2006 among Paul A. Vermylen, Jr. and Robin C. Vermylen, Kestrel and M2 attached hereto as Exhibit 2 (the “Contribution Agreement”), the Kestrel Reporting Persons acquired the Common Units covered by this Schedule 13D.

The following is a summary of the material provisions of the Purchase Agreement and the Contribution Agreement. This summary does not include all of the provisions of the Purchase Agreement and the Contribution Agreement, the full text of which is incorporated herein by reference.

Agreement to Sell and to Purchase Common Units

In accordance with the terms and conditions of the Purchase Agreement, on the April 28, 2006 closing date the Partnership sold:

(a)	500,000 Common Units to Kestrel Heat;

(b)	6,250,000 Common Units to M2;

(c)	325,729 new general partner units to Kestrel Heat; and

(d)	a number of Common Units to M2 equal to the number of Common Units that were not subscribed for in the Rights Offering.

The purchase price for the Common Units purchased pursuant to subsections (a) and (b) above was $2.50 per unit, and the purchase price for the Common Units purchased pursuant to subsection (d) above was $2.25. The general partner units were issued for no additional consideration.

Replacement of the General Partner

In accordance with the terms and conditions of the Purchase Agreement, Star Gas LLC (“Star Gas”) withdrew as the general partner of the Partnership and Kestrel Heat became the new general partner, effective as of the April 28, 2006 closing date. Star Gas contributed its existing general partner units and its .01% equity interest in Star/Petro to the Partnership for no consideration. Kestrel Heat agreed to assume the rights and duties of Star Gas as the general partner and to be bound by the provisions of the partnership agreement.

The Rights Offering

In accordance with the terms and conditions of the Purchase Agreement, the Partnership distributed to each record holder of Common Units, as of the record date of April 6, 2006, a non-transferable right (the “right”) to purchase, at $2.00 per unit, a pro-rata portion of 19,687,500 Common Units. In the Rights Offering as follows:

•	the Partnership distributed .6121 non-transferable rights with respect to each Common Unit outstanding as of April 6, 2006, at no cost to the record holders;

•	one full right plus $2.00 in cash entitled the holder to purchase one Common Unit;

•	the rights were evidenced by non-transferable subscription certificates;

•	no fractional rights or cash in lieu thereof were issued or paid, and the number of rights distributed to each holder of Common Units was rounded up to the nearest whole number of rights (provided that such rounding did not cause the total purchase price of the Common Units issuable upon exercise of the right to exceed $35,000,000); and

•	brokers, dealers and other nominees holding Common Units on the record date of more than one beneficial owner were entitled to obtain separate subscription certificates for their beneficial owners so that they could each receive the benefit of rounding.

As stated above, M2 agreed to purchase at $2.25 per unit any Common Units that were not purchased in the Rights Offering.

Registration Rights

Kestrel Heat and M2 have three demand and unlimited piggyback registration rights by virtue of the provisions in the Partnership’s second amended and restated agreement of limited partnership.

Contribution Agreement

On April 26, 2006, Paul A. Vermylen, Jr. and Robin C. Vermylen, Kestrel and M2 entered into a Contribution Agreement whereby Mr. and Mrs. Vermylen agreed to contribute 50,000 Common Units, and upon the closing of the Rights Offering, an additional 30,605 Common Units acquired upon exercise of in-the-money subscription rights issued in respect of the 50,000 Common Units in the Rights Offering. The contribution was made in partial satisfaction of Mr. Vermylen’s capital commitment to Kestrel. In return for his capital contribution, including the Common Units he owned in his own right, Mr. Vermylen received additional membership interests in Kestrel. For purposes of determining the amount of Mr. Vermylen’s capital contribution to Kestrel, the Common Units contributed to Kestrel were valued at the closing price per Common Unit on the New York Stock Exchange on April 26, 2006 of $2.43. Under the terms of the Contribution Agreement, Kestrel, in turn, contributed the 80,605 Common Unit to its wholly-owned subsidiary, M2.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Unit Purchase Agreement dated December 5, 2005, as amended by Amendment No. 1 to Unit Purchase Agreement dated March 12, 2006 and Amendment No. 2 to Unit Purchase Agreement dated as of March 31, 2006 among Star Gas Partners, L.P. and Star Gas LLC, and Kestrel Energy Partners, LLC, Kestrel Heat, LLC and KM2, LLC.

Exhibit 2	Contribution Agreement dated April 26, 2006 among Paul A. Vermylen, Jr. and Robin C. Vermylen, Kestrel Energy Partners, LLC and KM2, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2006

KESTREL HEAT, LLC

By:	/s/ Paul A. Vermylen, Jr.
Name:	Paul A. Vermylen, Jr.
Title:	Chairman

KM2, LLC

By:	/s/ Paul A. Vermylen, Jr.
Name:	Paul A. Vermylen, Jr.
Title:	President

KESTREL ENERGY PARTNERS, LLC

By:	/s/ Paul A. Vermylen, Jr.
Name:	Paul A. Vermylen, Jr.
Title:	President

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF THE

KESTREL REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Kestrel Reporting Persons are set forth below:

Kestrel Heat, LLC:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Paul A. Vermylen, Jr. 2 Count Rumford Lane Huntington, NY 11743	Chairman of the Board	President of Kestrel Energy Partners, LLC and manager of its portfolio investments	Kestrel Energy Partners, LLC 2 Count Rumford Lane Huntington, NY 11743

Joseph P. Cavanaugh 2187 Atlantic Street Stamford, CT 06092	Chief Executive Officer and Director	Chief Executive Officer of Kestrel Heat, LLC	Kestrel Heat, LLC 2187 Atlantic Street Stamford, CT 06092

Daniel P. Donovan 2187 Atlantic Street Stamford, CT 06092	President, Chief Operating Officer and Director	President and Chief Operating Officer of Kestrel Heat, LLC	Kestrel Heat, LLC 2187 Atlantic Street Stamford, CT 06092

Richard F. Ambury 2187 Atlantic Street Stamford, CT 06092	Chief Financial Officer	Chief Financial Officer of Kestrel Heat, LLC	Kestrel Heat, LLC 2187 Atlantic Street Stamford, CT 06092

C. Scott Baxter 230 Park Avenue Suite 455 New York, NY 10169	Director	Managing Partner for Green River Energy Partners, LLC	Green River Energy Partners 230 Park Avenue Suite 455 New York, NY 10169

Henry D. Babcock 100 Park Avenue 27th Floor New York, NY 10017	Director	Chairman of Train, Babcock Advisors LLC	Train, Babcock Advisors LLC 100 Park Avenue 27th Floor New York, NY 10017

Bryan H. Lawrence 410 Park Avenue 19th Floor New York, NY 10022	Director	Managing Member of Yorktown Partners, LLC and manager of related partnerships	Yorktown Partners, LLC 410 Park Avenue 19th Floor New York, NY 10022

Sheldon B. Lubar 700 N. Water St. Suite 1200 Milwaukee, WI 53202	Director	Chairman of Lubar & Co. Incorporated	Lubar & Co. Incorporated 700 N. Water St. Suite 1200 Milwaukee, WI 53202

William P. Nicoletti Van Beuren Road Morristown, NJ 07960	Director	Managing Director of Nicoletti & Company, Inc.	Nicoletti & Company, Inc. Van Beuren Road Morristown, NJ 07960

KM2, LLC:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Paul A. Vermylen, Jr. 2 Count Rumford Lane Huntington, NY 11743	President	President of Kestrel Energy Partners, LLC and manager of its portfolio investments	Kestrel Energy Partners, LLC 2 Count Rumford Lane Huntington, NY 11743

Kestrel Energy Partners, LLC:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Paul A. Vermylen, Jr. 2 Count Rumford Lane Huntington, NY 11743	Manager	President of Kestrel Energy Partners, LLC and manager of its portfolio investments	Kestrel Energy Partners, LLC 2 Count Rumford Lane Huntington, NY 11743

Bryan H. Lawrence 410 Park Avenue 19th Floor New York, NY 10022	Manager	Managing Member of Yorktown Partners, LLC and manager of related partnerships	Yorktown Partners, LLC 410 Park Avenue 19th Floor New York, NY 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, NY 10022	Manager	Managing Member of Yorktown Energy Partners, LLC and manager of related partnerships	Yorktown Partners, LLC 410 Park Avenue 19th Floor New York, NY 10022

Christopher J. Whyte 6363 Woodway Suite 350 Houston, TX 77057	Manager	President and CEO of PetroSantander Inc.	PetroSantander Inc. 6363 Woodway Suite 350 Houston, TX 77057

Sheldon B. Lubar 700 N. Water St. Suite 1200 Milwaukee, WI 53202	Manager	Chairman of Lubar & Co. Incorporated	Lubar & Co. Incorporated 700 N. Water St. Suite 1200 Milwaukee, WI 53202